FOIA CONFIDENTIAL TREATMENT REQUEST

September 4, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Attention: H. Roger Schwall, Assistant Director

Timothy S. Levenberg, Special Counsel

Re:	Confidential Treatment Request under Rule 83
Zonzia Media, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-204570

Dear Mr. Schwall and Mr. Levenberg:

On behalf of Zonzia Media, Inc. (the “Company”), we are requesting confidential treatment pursuant to Rule 83 (17 CFR 200.83) for certain information requested by a letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated July 29, 2015, regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company filed Amendment No. 2 to the Registration Statement on August 21, 2015.

The information for which confidential treatment is being requested (the “Confidential Information”) is not required to be disclosed under the Securities and Exchange Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any of the schedules, rules or regulations thereunder. Rather, the Company is providing the Confidential Information to the Staff on a supplemental basis in connection with the Staff’s review of the Company’s response to the Staff’s comment letter. Disclosure of the Confidential Information is not necessary for the protection of investors. Confidential treatment is being requested for reasons of business confidentiality. All of the Confidential Information relates to correspondence and agreements involving simplyME Distribution LLC, the Company’s content and distribution partner. Public dissemination of this Confidential Information would be competitively damaging both to Company and to simplyME Distribution LLC.

The Confidential Information has been segregated from the information filed with the Commission electronically via EDGAR as correspondence in response to the Staff’s comment letter, and is confined to Exhibit A to this letter. Exhibit A, all of which constitutes Confidential Information, is being provided in response to the Staff’s request for support regarding the launch of the Company’s cable platform and its widespread availability in the United States through national cable providers. Only portions of agreements between simplyME and some national cable television providers are furnished, in order to document those relationships without needlessly furnishing all of the terms and conditions associated with those agreements.

FOIA CONFIDENTIAL TREATMENT REQUEST

Securities and Exchange Commission

September 4, 2015

A copy of this letter is being sent simultaneously to the Freedom of Information Act Office in accordance with Rule 83, at FOIA Office, 100 F Street NE, Mail Stop 2736, Washington, D.C., 20549.

* * * * * *

Should you have questions or comments, please contact the undersigned of Wilson & Oskam LLP, the Company’s outside corporate counsel, who is requesting confidential treatment, at:

Attention: Lance A. McKinlay

Wilson & Oskam LLP

9110 Irvine Center Drive

Irvine, CA 92618

Fax: (949) 477-6355

Phone: (949) 596-7995

Sincerely,

/s/ Lance A. McKinlay

for Wilson & Oskam LLP

Enclosures

cc:	Naresh K. Malik, Chief Executive Officer
Myles A. Pressey III, Chairman of the Board of Directors
FOIA Office

CONFIDENTIAL TREATMENT REQUESTED BY ZONZIA MEDIA, INC.

Securities and Exchange Commission

September 4, 2015

Exhibit A

[**********************]

ZONX000001

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